EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Seventeenth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The seventeenth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 25, 2022 in Beijing. The directors were notified of the Meeting by way of a written notice dated August 10, 2022. All of the Company’s eight directors attended the Meeting. The following directors attended the Meeting in person, including Bai Tao, chairman and executive director of the Company, Li Mingguang and Huang Xiumei, executive directors of the Company, Wang Junhui, non-executive director of the Company, and Chen Jie, independent director of the Company. Lam Chi Kuen, Zhai Haitao and Huang Yiping, independent directors of the Company, attended the Meeting by way of video conference. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Bai Tao. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports of the Company for the First Half of 2022

The Board reviewed and passed the Proposal regarding the Interim Financial Reports for the First Half of 2022, which include the financial statements for the first half of 2022 prepared in accordance with PRC GAAP, the financial statements for the first half of 2022 prepared in accordance with IFRS, and the report on changes in accounting estimates for the first half of 2022. The independent directors gave their independent opinions and agreed on changes in the accounting estimates for the first half of 2022. Please refer to the announcement filed on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details with respect to the changes in accounting estimates.

Voting result: 8 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report of the Company for the First Half of 2022 and the H Shares Interim Report of the Company for the First Half of 2022

Commission File Number 001-31914

Please refer to the announcement filed on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details.

Voting result: 8 for, 0 against, with no abstention

3.	The Proposal regarding Results of Performance Evaluation of the Company for the year of 2021

Voting result: 8 for, 0 against, with no abstention

4.	The Proposal regarding three Products including China Life Rui Ji Endowment Insurance

Voting result: 8 for, 0 against, with no abstention

5.	The Proposal regarding Amending the Code of Business Conduct and Professional Ethics of Directors, Supervisors and Senior Executives of the Company

Voting result: 8 for, 0 against, with no abstention

6.	The Proposal regarding Amending the Administrative Measures for External Guarantee of the Company

Voting result: 8 for, 0 against, with no abstention

7.	The Proposal regarding Amending the Administrative Measures for Related-party Transactions of the Company

Voting result: 8 for, 0 against, with no abstention

8.	The Proposal regarding Amending the Administrative Measures for Anti-money Laundering and Anti-terrorism Financing Work of the Company

Voting result: 8 for, 0 against, with no abstention

9.	The Proposal regarding the Company’s Internal Audit Work Report for the First Half of 2022

Voting result: 8 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 25, 2022

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